SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2003
DIVISION OF MARKET REGULATION

SECURITIES AND EXCHANGE COMMISSION

03013686

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53060

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PINNACLE BROKERAGE SERVICE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8300 PRINCETON-GLENDALE ROAD, SUITE 201
(No. and Street)

WEST CHESTER, (City) OH (State) 45069 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS HAZELBAKER (513) 424-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VIRCHOW, KRAUSE & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

7900 XERXES AVENUE SOUTH, SUITE 2400 (Address) BLOOMINGTON, (City) MN (State) 55431 (Zip Code)

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECD S.E.C.
FEB 27 2003
535

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, THOMAS HAZELBAKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PINNACLE BROKERAGE SERVICE, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

John J. Ventorella
Notary Public, State of Ohio
My Commission Has No Expiration Date
Recorded In Butler County

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PINNACLE BROKERAGE SERVICE, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

INDEX TO FINANCIAL STATEMENTS

	Page
Independent Auditors' Report	2
Financial Statements:	
Statements of Financial Condition	3
Statements of Operations	4
Statements of Stockholder's Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	8
Report on Internal Control	9 - 10

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Pinnacle Brokerage Service, Inc.
West Chester, Ohio

We have audited the accompanying statements of financial condition of Pinnacle Brokerage Service, Inc. as of December 31, 2002 and 2001, and the related statements of operations, stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Brokerage Service, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
February 14, 2003

PINNACLE BROKERAGE SERVICE, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
Cash	$ 12,079	$ 11,979
Due from parent company	139,878	43,197
	$ 151,957	$ 55,176
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities	$ 0	$ 0
Stockholder's equity		
Common stock, no par value, 850 shares authorized, 100 shares issued and outstanding	15,000	15,000
Retained earnings	136,957	40,176
Total stockholder's equity	151,957	55,176
	$ 151,957	$ 55,176

See accompanying notes to financial statements.

PINNACLE BROKERAGE SERVICE, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Revenues	$ 101,233	$ 50,068
Operating expenses	4,452	5,750
Income from operations	96,781	44,318
Provision for income taxes	0	0
Net income	$ 96,781	$ 44,318

See accompanying notes to financial statements.

PINNACLE BROKERAGE SERVICE, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock		Retained	
	Shares	Amount	Earnings (Deficit)	Total
Balance - December 31, 2000	100	$ 15,000	$ (4,142)	$ 10,858
Net income			44,318	44,318
Balance - December 31, 2001	100	15,000	40,176	55,176
Net income			96,781	96,781
Balance - December 31, 2002	100	$ 15,000	$ 136,957	$ 151,957

See accompanying notes to financial statements.

PINNACLE BROKERAGE SERVICE, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash flows from operating activities:		
Net income	$ 96,781	$ 44,318
Changes in operating assets and liabilities:		
Due from parent company	(96,681)	(43,197)
Cash flows from operating activities	100	1,121
Cash flows from investing activities:		
Cash flows from investing activities	0	0
Cash flows from financing activities:		
Cash flows from financing activities	0	0
Increase in cash	100	1,121
Cash, beginning of year	11,979	10,858
Cash, end of year	$ 12,079	$ 11,979

See accompanying notes to financial statements.

PINNACLE BROKERAGE SERVICE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 1 – Nature of Business and Significant Accounting Policies

Nature of business

Pinnacle Brokerage Service, Inc. (the Company) was incorporated in Ohio on August 14, 2000. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers.

Income taxes

The Company files a consolidated tax return with its parent, Pinnacle Financial Advisors and its subsidiaries. At December 31, 2002 and 2001, the consolidated group had a net operating loss and incurred no income taxes. Therefore, no liability or provision for income taxes is reflected in the financial statements.

Management's use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – Due from Parent Company

Due from parent company consists of revenues received on behalf of the Company, net of expenses paid. The balance is non-interest bearing, unsecured and due on demand.

NOTE 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. At December 31, 2002 and 2001, the Company had net capital of $12,079 and $11,979 which was $7,079 and $6,979 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1 at December 31, 2002 and 2001.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2002 amended FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

PINNACLE BROKERAGE SERVICE, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2002

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$	151,957
Non-allowable assets		
Due from parent company		139,878
Net capital before haircuts on securities positions		12,079
Haircuts on securities positions		0
Net capital	$	12,079

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$	0

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$	5,000
Excess net capital at 1,500 percent	$	7,079
Excess net capital at 1,000 percent	$	12,079
Ratio: Aggregate indebtedness to net capital		0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II amended Focus report, Form X-17A-5 (unaudited) as of December 31, 2002	$	12,079
Audit adjustments		0
Net capital per above	$	12,079

Virchow Krause & company

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors and Stockholders
Pinnacle Brokerage Service, Inc.
West Chester, Ohio

In planning and performing our audit of the financial statements and supplemental schedule of Pinnacle Brokerage Service, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Virchow, Krause & Company, LLP
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
February 14, 2003